SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

Table of Contents



BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

The Rowe Companies/Rowe Furniture Division
Thrift Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division Thrift Plan as of November 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended November 30, 2002, 2001, and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2002 and 2001, and the changes in net assets available for benefits for the years ended November 30, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

April 30, 2003

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Net Assets Available for Benefits

November 30,	**2002**	2001
Assets		
Investments, at fair value (Note 3):		
Common and collective trust funds	**$ 7,085,363**	$ 6,973,337
Registered investment companies	**3,423,291**	3,872,430
Common stock – The Rowe Companies	**462,338**	280,842
Total investments	**10,970,992**	11,126,609
Net assets available for benefits	**$ 10,970,992**	$ 11,126,609

See accompanying notes to financial statements.

The Rowe Companies/ Rowe Furniture Division Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2002**	2001	2000
Income (loss) from investments:			
Interest	$ -	$ 434	$ 1,231
Dividends	-	8,753	18,077
Net appreciation (depreciation) in fair value of investments (Note 3)	**132,294**	(95,652)	(1,064,210)
Total income (loss) from investments	**132,294**	(86,465)	(1,044,902)
Contributions:			
Employer	**248,433**	307,502	332,212
Employees	**496,865**	603,650	664,425
Total contributions	**745,298**	911,152	996,637
Benefit payments	**(1,009,964)**	(1,711,456)	(1,848,905)
Transfer of assets to The Rowe Companies Employee Stock Ownership Plan (Note 1)	-	(416,654)	-
Administrative expenses	**(23,245)**	(40,318)	(50,078)
Net decrease in net assets available for benefits	**(155,617)**	(1,343,741)	(1,947,248)
Net assets available for benefits, beginning of year	**11,126,609**	12,470,350	14,417,598
Net assets available for benefits, end of year	**$ 10,970,992**	$ 11,126,609	$ 12,470,350

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan is a defined contribution plan covering full-time non-salaried and non-clerical employees of Rowe Furniture Corporation (the "Company") who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2002, the Plan was amended to comply with requirements mandated by the Economic Growth and Tax Reconciliation Act of 2001.

Effective May 1, 2001, the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan ("Predecessor Plan") spun off its employee stock ownership portion of the Plan to create The Rowe Companies Employee Stock Ownership Plan ("Stock Ownership Plan") and changed the Plan name to The Rowe Companies/Rowe Furniture Division Thrift Plan. The Predecessor Plan transferred $416,654 in assets to the Stock Ownership Plan during the year ended November 30, 2001.

Contributions – Each year, participants of the Plan may contribute through payroll deductions in increments of $5 to $50 each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make matching contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of

1. Description of Plan (Concluded)

management and provided sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations as defined in the Plan. No supplemental contributions were made during the years ending November 30, 2002, 2001, and 2000.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's accounts are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments specified in the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants who have participated in the Plan for at least 2 years may withdraw from their account on any June 1 or December 1 a minimum amount of $250, or if less, their entire account. Contributions for participants who make withdrawals are suspended until the first entry date that occurs six months after their withdrawal.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the trustee) for the year ended November 30, 2002 and the period from September 4, 2001 to November 30, 2001 and with First Union National Bank (the trustee) for the period December 1, 2000 to September 3, 2001, and the year ended November 30, 2000, the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

3. Investments (Concluded)

The Plan's investments (including interest, dividends, and investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**2002**	2001	2000
Common stock – The Rowe Companies	**$ 196,485**	$ (256,710)	$ (1,495,532)
Shares of investment in collective trusts	**341,272**	398,195	441,683
Shares of registered investment companies	**(405,463)**	(237,137)	(10,361)
	$ 132,294	$ (95,652)	$ (1,064,210)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2002**	2001
Putnam Stable Value Fund	**$ 7,075,038**	$ 6,973,336
Putnam Research Fund	**1,578,306**	1,990,488
George Putnam Fund of Boston	**1,598,076**	1,688,572

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and each member will be entitled to his proportionate share of the assets available for benefits as of termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the year ended November 30, 2002 and the period from September 4, 2001 to November 30, 2001 and with First Union National Bank for the period December 1, 2000 to September 3, 2001, and the year ended November 30, 2000. Putnam Fiduciary Trust Company and First Union National Bank, are trustees as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

The Rowe Companies/
Rowe Furniture Division
Thrift Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes

November 30, 2002

(a)	*(b)* *Identity of Issuer*	*(c)* *Description of Investment*	*(d)* *Cost*	*(e)* *Current Value*
*	Putnam Stable Value Fund	7,075,038 units	a	$ 7,075,038
*	Putnam Research Fund	143,613 units	a	1,578,306
*	George Putnam Fund of Boston	105,206 units	a	1,598,076
*	Common Stock – The Rowe Companies	212,082 units	a	462,338
*	Putnam American Government Income Fund	9,450 units	a	84,579
*	Putnam Capital Opportunities Fund	6,088 units	a	49,800
*	Putnam Equity Income Fund	4,229 units	a	55,610
*	Putnam International Growth Fund	1,109 units	a	18,900
*	Putnam Growth Opportunities	1,358 units	a	15,211
*	Putnam S&P 500 Index Fund	449 units	a	10,325
*	Putnam Asset Allocation – Growth	1,002 units	a	8,507
*	Putnam Asset Allocation – Balanced	665 units	a	5,821
*	Putnam Asset Allocation – Conservative	1,039 units	a	8,481
				$ 10,970,992

* *Party-in-interest.*

a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: 5/28/3



Gerald M. Birnbach
Plan Administrator

Date: 5/23/03



Gene S. Morphis
Plan Administrator

Date: 5/28/3



Timothy J. Fortune
Plan Administrator

Date: 5/28/3



Garry W. Angle
Plan Administrator

Date: 5/28/03



Lawrence A. Martinelli
Plan Administrator

Date: 5/28/3



Deborah C. Jacks
Plan Administrator



BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Exhibit (23)

CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division Thrift Plan of our report dated April 30, 2003, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division Thrift Plan included in this Annual Report (Form11-K) for the fiscal years ended November 30, 2002, 2001 and 2000.

BDO Seidman, LLP

High Point, North Carolina
May 27, 2003

BDO Seidman, LLP